Exhibit 99.1

For Immediate Release:

PreMD Retains License Agreement for Cancer Patents
Resolution Reached; Litigation Terminated

Toronto, Ontario (January 8, 2007) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) (“PreMD”) today announced the resolution of the previously-announced litigation concerning allegations relating to a license agreement for some of the intellectual property involved in PreMD’s cancer products. PreMD retains exclusive rights to the ColorectAlert™, LungAlert™ and the breast cancer test technologies.

Under terms of the agreement, PreMD has entered into an amendment of the existing licensing agreement relating to two existing U.S. and Japanese patents for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions. The new arrangements reduce the royalty payable by PreMD to 7.5% from 10% on its revenues from products utilizing the patents. In addition, the agreement eliminates all future milestone payments that PreMD may have been required to pay under the initial agreement. PreMD will pay $175,000 in two equal installments during the first and second quarters of 2007, and provide a right to utilize the patents. All releases have been exchanged and litigation is being terminated.

“We are pleased to put this matter behind us. The new arrangements are favorable to PreMD and provide us with additional upside to our cancer programs,” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “The elimination of all milestones and reduction of royalty payments is significant. We had anticipated paying as much as $104,000 in milestone payments during 2007, which will no longer be the case. In addition, the reduction in the royalty rate will allow us to capture additional value from our promising cancer tests.”

“Over the last few months our oncology clinical trial program has continued unaffected and we expect to have interim or final data from the EDRN ColorectAlertTM, I-ELCAP LungAlertTM and University of Louisville breast cancer test clinical trials in this quarter,” Dr. Norton continued. “Our timelines remain intact and we look forward to advancing these tests toward commercialization.”

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark

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For more information, please contact:
Ron Hosking	Rhonda Chiger
Chief Financial Officer	Rx Communications Group, LLC
Tel: 416-222-3449 ext. 24	Tel: 917-322-2569
Email: rhosking@premdinc.com	Email: rchiger@rxir.com